VIST FINANCIAL CORP.
1240 Broadcasting Road
Wyomissing, Pennsylvania 19610

January 20, 2010

VIA EDGAR and Facsimile

Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance

Washington, D.C. 20549
Mail Stop 4561

Re:                               VIST Financial Corp.

Form 10-K for the Fiscal Year Ended December 31, 2008

Forms 10-Q for Fiscal Quarters Ended March 31, 2009,

June 30, 2009 and September 30, 2009

Form 8-K filed December 23, 2009

File No. 000-14555

Dear Mr. West:

We are responding to your letter, dated January 13, 2010, relating to our response, dated December 4, 2009, with respect to the filings referenced above of VIST Financial Corp. (the “Company”).  Each of your comments is set forth below, together with the Company’s related response.  For convenience of reference, we have repeated each of your questions or comments, in bold, immediately prior to our related response.

Form 10-Q for Quarter Ended September 30, 2009

Note 1 — Correction of an Error, page 9

1.  We note your disclosure in your Form 8-K/A filed on December 23, 2009 that you intend to file an amended Form 10-Q for the Quarterly Period Ended September 30, 2009 to restate the comparative prior year period (quarter ended September 30, 2008).  Please revise your disclosure in your amended filings to clearly explain the nature of the accounting error for which you are restating.  Consider providing disclosure similar to that which was provided your Form 8-K/A referred to above.

We will revise the disclosure in the amended Form 10-Q filing to clearly explain the nature of the accounting error for which the Company is restating in a manner similar to that provided in the Form 8-K/A filed on December 23, 2009.

Note 10- Investment Securities, page 22

2.  We note that you recognized OTTI on four pooled trust-preferred securities during the nine months ended September 30, 2009.  In the interest of transparency, please revise the table on page 28 in your amended and future filings to segregate your pooled trust-preferred securities between those that were deemed to be temporarily impaired and those for which you recognized OTTI during the period.

In the amended Form 10-Q filing, we will revise the table on page 28 to segregate pooled trust-preferred securities between those that were deemed to be temporarily impaired and those for which OTTI was recognized during the period.

Form 8-K filed December 23, 2009

3.  We note your disclosure that you will restate your December 31, 2008 Form 10-K as well as your March 31, 2009, June 30, 2009, and September 30, 2009 Forms 10-Q to correct an error related to the misapplication of hedge accounting and the estimated fair value of your junior subordinated debentures.  We may have further comments upon review of these amended filings.

The Company intends to amend the referenced filings as disclosed, and acknowledges that the Commission may have further comments upon review of the amended filings.

If you have any questions or further comments with respect to these matters, please contact the undersigned at (610) 603-7251.

Very truly yours,
VIST FINANCIAL CORP.

/s/ Robert D. Davis
Robert D. Davis
Chief Executive Officer

/s/ Edward C. Barrett
Edward C. Barrett
Chief Financial Officer